Exhibit 12
ALTRIA GROUP, INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(in millions of dollars)

	For the Years Ended December 31,

	2006	2005	2004	2003	2002
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net	$12,520	$11,319	$10,058	$9,414	$12,831

Add (deduct):
Equity in net earnings of less than 50% owned affiliates	(172)	(180)	(134)	(152)	(184)
Dividends from less than 50% owned affiliates	196	170	154	116	16
Fixed charges	927	1,082	938	899	674
Interest capitalized, net of amortization	(4)	(7)	2	11	12

Earnings available for fixed charges	$13,467	$12,384	$11,018	$10,288	$13,349

Fixed charges:
Interest incurred:
Consumer products	$744	$871	$747	$689	$473
Financial services	81	107	94	105	100

	825	978	841	794	573

Portion of rent expense deemed to represent interest factor	102	104	97	105	101

Fixed charges	$927	$1,082	$938	$899	$674

Ratio of earnings to fixed charges (A)(B)	14.5	11.4	11.7	11.4	19.8

(A)
Earnings from continuing operations before income taxes, and equity earnings and minority interest, net for the year ended December 31, 2002, include a non-recurring pre-tax gain of $2,631 million related to the Miller Brewing Company transaction. Excluding this gain, the ratio of earnings to fixed charges would have been 15.9 for the year ended December 31, 2002.

(B)
Reflects Kraft Foods Inc. as a discontinued operation. Interest incurred and the portion of rent expense deemed to represent interest factor of Kraft have been excluded from fixed charges in the computation. Including these amounts in fixed charges, the ratio of earnings to fixed charges would have been 8.8, 7.0, 6.6, 6.4 and 8.6 for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, respectively. In addition, excluding the 2002 non-recurring pre-tax gain related to the Miller Brewing Company transaction, the ratio of earnings to fixed charges would have been 7.0 for the year ended December 31, 2002.